Exhibit 4.10

July  27,  2006


Dennis  Cagan
Patrick  Quinn
Trinity  Learning  Corporation
4101  International  Parkway
Carrollton,  TX  75007


Dear  Dennis  &  Pat,

This letter is intended to formalize the discussions that have taken place regarding Palisades Master Fund, LP ("PMF') subordinating its $4.5 million Convertible Debenture in order for Trinity Learning Corp ("Trinity") to close on a $7.5 million financing transaction with Laurus Master Funds ("Laurus"). PMF is willing to subordinate its term loan predicated upon:

1) Trinity issuing to Palisades Master Fund, LP, a $ 1,000,000 Convertible Preferred priced at $1.00 per share, each preferred share is convertible into 10 common shares priced at $0.10 with a 7% coupon. The Preferred will have a 5-year maturity and will pay semi-annually. The Preferred will be issued to Palisades on or before July 31, 2006.

2) Trinity may redeem any non-converted preferred shares at par value for a period up to 5 years.

3) Trinity will be required to register the shares underlying the Convertible Preferred at the earlier of the next registration statement being filed or 210 days from the date of issuance.

4) With the exception of the terms modified as set forth below, all other terms and conditions of the existing Palisades Master Fund Convertible Debenture and related agreements will remain in place, including all anti dilution provisions:

     (i) Palisades Master Fund, LP agrees to modify the definition of the Effectiveness Date, as defined in the Registration Rights Agreement dated March 31, 2006, so that the Effectiveness Date is extended from, from June 29, 2006 to September 27, 2006; and

     (ii) Palisades Master Fund, LP agrees to modify the definition of the Shareholder Approval (the "Modification"), as defined in Section 4.12(b) (the "Prior Shareholder Approval Date") of the Securities Purchase Agreement dated March 31 2006 (the "Agreement"), so that the Shareholder Approval shall be obtained by the Company as soon as possible and in any event not later than the 195 days after the Closing Date, as defined in the Agreement (October 12, 2006) (the "Subsequent Shareholder Approval Date"). Provided further that in connection with the Modification, Palisades Master Fund, LP, agrees to waive any Event of Default as applicable via Section 8 of the 15% Senior Secured Convertible Debenture dated March 31, 2006, in connection with the Shareholder Approval, and further agrees to waive any damages arising in connection

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          with  the  Prior  Shareholder  Approval  Date;  provided further, that
          Palisades Master Fund LP does not agree to waive any of its rights to declare an Event of Default as would be applicable to the Subsequent Shareholder Approval Date.

5) The "WFB Hard" cash collateral agreement will be entered into between Palisades Master Fund, Wells Fargo, Cole Taylor Bank and Trinity Learning Corporation no later than August 4, 2006.

6) The Company will issue an additional 82,800,000 warrants to Palisades Master Fund, LP. The warrants will have full anti dilution provision, in addition, the Company will agree to allow Palisades to convert/substitute the additional warrant issuance for a preferred under similar terms and conditions as the preferred Laurus would receive.

7) The Laurus financing will need to be completed and funded no later than August 31, 2006.

     Agreed  to:                         Agreed  to;


     By:  _____________________          By:  _______________________
     Name:  Paul  T.  Mannion,  Jr.               Name:
     PEF  Advisors                         Trinity  Learning  Corporation